                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                       INTERNATIONAL TOTAL SERVICES, INC.
                                (Name of Issuer)

                        COMMON SHARES, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                    46049910
                     (CUSIP Number of Class of Securities)

                               Robert A. Weitzel
                               5005 Rockside Road
                            Independence, Ohio 44131
                                 (216) 642-4522

                                with a copy to:

                            F. Ronald O'Keefe, Esq.
                            Hahn Loeser & Parks LLP
                             3300 BP America Bldg.
                               200 Public Square
                             Cleveland, Ohio 44114
                                 (216) 621-0150

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

    JANUARY 2, 1999 (Date of Event which Requires Filing of this Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
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CUSIP No.  46049910

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         ROBERT A. WEITZEL
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)    [ ]
                                                                   (b)    [X]
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3.       SEC USE ONLY
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4.       SOURCE OF FUNDS

         OO
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)

         NOT APPLICABLE.                                                  [ ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S. AMERICAN
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                                    7.      SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                                15.01%
OWNED BY EACH                       -------------------------------------------
REPORTING PERSON                    8.      SHARED VOTING POWER
WITH
                                            32.11%
                                    --------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER

                                            15.01%
                                    --------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                            33.20%
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,211,717 SHARES

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [ ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.21%
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14.      TYPE OF REPORTING PERSON

         IN



                                  Page 2 of 7

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CUSIP No.  46049910

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         JEANETTE R. WEITZEL
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [ ]
                                                                      (b)  [X]
-------------------------------------------------------------------------------
3.       SEC USE ONLY
-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO
-------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         NOT APPLICABLE.                                                   [ ]
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S. AMERICAN
-------------------------------------------------------------------------------
                                    7.      SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                                -0-
OWNED BY EACH                       -------------------------------------------
REPORTING PERSON                    8.      SHARED VOTING POWER
WITH
                                            32.11%
                                    -------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER

                                            -0-
                                    -------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                            33.20%
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,211,717 SHARES

-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [ ]
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.20%
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14.      TYPE OF REPORTING PERSON

         IN

                                  Page 3 of 7

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                                  SCHEDULE 13D

         This Amendment No. 1 to the Schedule 13D filed on December 4, 1998, is filed on behalf of Robert A. Weitzel and Jeanette R. Weitzel, the general and limited partners of the Weitzel Family Limited Partnership (the "Weitzel FLP"), for the purpose of reporting the transfers of limited partnership interests in the Weitzel FLP that occurred on December 16, 1998 and on January 2, 1999, respectively. On December 16, 1998, Robert and Jeanette Weitzel collectively transferred 1.49% of their interest in the Weitzel FLP to their children and grandchildren and on January 2, 1999, Robert and Jeanette Weitzel collectively transferred an additional 1.78% of their interest in the Weitzel FLP to their children and grandchildren, representing, in the aggregate, the transfer of 3.27% of their interest in the Weitzel FLP. The Weitzel FLP holds 2,211,717 shares of the common stock of International Total Services, Inc. ("ITS"), no par value per share (the "Common Shares"). In accordance with the provisions of the Partnership Agreement regarding the voting power of stock held in the Weitzel FLP, the December 16, 1998 and January 2, 1999 transfers represent, in the aggregate, the transfer of the voting control with respect to 72,323 Common Shares (3.27% of the 2,211,717 Common Shares held by the Weitzel FLP), or 1.08% of the 6,662,494 Common Shares outstanding. This Schedule 13D is filed in order to report the decrease in the voting control of ITS possessed by Robert and Jeanette Weitzel.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      NAME

                  The Reporting Persons are Robert A. Weitzel and Jeanette R. Weitzel, each of whom is an individual and citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The limited partnership interests, representing 1.08% of the voting control of ITS stock, were transferred by Robert and Jeanette Weitzel as gifts to their children and grandchildren.

ITEM 4.  PURPOSE OF TRANSACTION.

         The transfers of limited partnership interests, representing the transfer of 1.08% of the voting control of ITS stock, were made for estate planning purposes and not with the purpose of changing or influencing the control of ITS.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number of Common Shares beneficially owned by Robert Weitzel is 3,211,717 Common Shares, which represents 48.21% of the Common Shares outstanding. The aggregate number of Common Shares beneficially owned by Jeanette Weitzel is 2,211,717 Common Shares, which represents 33.20% of the Common Shares outstanding.

         (b) With respect to the shares identified in Item 5(a) above, Robert and Jeanette Weitzel, as the general partners of the Weitzel FLP, each possess the shared


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                  power to dispose or to direct the disposition of the
                  2,211,717 Common Shares held by the Weitzel FLP, which represent 33.20% of the Common Shares outstanding. Robert Weitzel, in addition, possesses the sole power to dispose of 1,000,000 Common Shares or an additional 15.01% of the Common Shares outstanding, which represents in the aggregate 48.21% of the Common Shares outstanding. As limited partners of the Weitzel FLP, Robert and Jeanette Weitzel each possess the shared power to vote or to direct the vote of 2,139,394 Common Shares or 32.11% of the Common Shares outstanding.

         (c)      Not applicable.

         (d) Robert and Jeanette Weitzel, as the general partners of the Weitzel FLP, each possess the shared right on behalf of the Weitzel FLP to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all the securities.

         (e)      Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         Robert and Jeanette Weitzel are husband and wife who, as general partners of the Weitzel FLP, each are deemed to beneficially own and to possess the shared power to dispose of 33.20% of the Common Shares. Robert Weitzel beneficially owns and possesses the power to dispose of an additional 15.01% of the Common Shares through his individual ownership of 1,000,000 Common Shares, which represent in the aggregate 48.21% of the Common Shares outstanding. As the limited partners of the Weitzel FLP, Robert and Jeanette Weitzel each possess the shared power to vote 2,139,394 Common Shares, or 32.11% of the Common Shares outstanding. There is no contract, arrangement or understanding between Robert and Jeanette Weitzel with respect to the voting or acquisition of the Common Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not Applicable.


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                                  SCHEDULE 13D
                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:   February 15, 1999




                                              /s/  Robert Weitzel
                                          -------------------------------------
                                             Robert A. Weitzel, an individual






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                                  SCHEDULE 13D
                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:   February 15, 1999




                                          /s/  Jeanette  R. Weitzel
                                        ---------------------------------------
                                           Jeanette R. Weitzel, an individual







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